UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                  FORM N-18F-1


                 NOTIFICATION OF ELECTION PURSUANT TO RULE 18F-1
                    UNDER THE INVESTMENT COMPANY ACT OF 1940


                                 PITCAIRN FUNDS
                           (Exact Name of Registrant)

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                            NOTIFICATION OF ELECTION

     The undersigned registered open-end investment company, on behalf of the Pitcairn Select Growth Fund (the "Series"), hereby notifies the Securities and Exchange Commission that the Series elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.


                                    SIGNATURE

     Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the Registrant has caused this Notification of Election to be duly executed on its behalf in the City of Jenkintown and the State of Pennsylvania on the 3rd day of December 2003.


                                        PITCAIRN FUNDS

                                        By: /s/ Lawrence R. Bardfeld

                                        Name: Lawrence R. Bardfeld

                                        Title: Vice President and Secretary

ATTEST: [SEAL]

/s/ Averill R. Jarvis

Averill R. Jarvis

Vice President and
Assistant Secretary